Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of July 2007

Commission File Number 000-22731

Minera Andes Inc.

(Translation of registrant’s name into English)

111 E. Magnesium Road, Suite A

Spokane, Washington 99208

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES PRODUCTION TO COMMENCE

AT SAN JOSE SILVER/GOLD MINE

SPOKANE, WA – June 26, 2007 – Minera Andes (TSX: MAI and US OTC: MNEAF) is pleased to announce the inauguration ceremony and the official start-up of production at the San José silver/gold mine will take place today in southern Argentina. Initial production from the mine based on the 2005 feasibility study is forecast at 3.1 million ounces of silver and 61,000 ounces of gold per year. In addition, excellent potential exists to increase production from the initial rate through the ongoing exploration program at the mine.

The inaugural ceremony is being held at the San José mine to recognize the completion of construction, commissioning and start-up of production. Distinguished guests representing the federal and provincial governments of Argentina, the project partners, and contractors and employees of Minera Santa Cruz, the joint venture company, are attending the ceremony.

San José is part of a 99,000-acre silver/gold mineralized trend in Santa Cruz province. Numerous high-grade targets within the trend were discovered by Minera Andes’ exploration geologists in the late 1990s. The San José Project is owned by Minera Santa Cruz, a joint venture company owned by Minera Andes (49%) and a wholly-owned subsidiary of Hochschild Mining plc (51%) (London Stock Exchange, LSE: HOC), the project operator.

Allen Ambrose, Minera Andes’ president, said “Attaining unhedged silver and gold production from San José is an important milestone for Minera Andes. Joining the ranks of high-grade producers, we look for San José to provide ongoing income as we repeat our Argentina business plan of exploration, discovery and partnering for income growth in gold, silver and copper.”

San Jose Growth Considered

Further expansion at the San José mine is contemplated. Mill capacity was designed to be scaleable to 1,500 tonnes-per-day from the planned startup production rate of 750 tonnes-per-day. In anticipation of possible production growth, some equipment with expanded capacity has been installed, pending a formal expansion decision. By early 2007, more than 9,000 meters of underground mine workings were completed at the San José mine, compared to 5,300 meters in early 2006. Surface facilities have also been expanded and upgraded.

Mr. Ambrose said “A formal decision on a production increase has not yet been made. A 38,000-meter exploration drilling program is now underway and is designed to test new targets and to develop new reserves and resources on the property. It will also be necessary to add more equipment and infrastructure to handle increased production. With only about 4 km or 10 percent of the known 40 km of vein trends drill-tested, we are encouraged by the exploration potential to develop more reserves at San José and we believe we are well positioned to increase the mine life and production rates.”

Minera Andes is a gold, silver and copper exploration company working in Argentina. The Corporation holds about 410,000 acres of mineral exploration land in Argentina including the co-owned San José silver/gold mine going into production. Minera Andes is also exploring the Los Azules copper project in San Juan province, where an exploration program is underway to define a resource. Other exploration properties, primarily silver and gold, are being evaluated in southern Argentina. The Corporation presently has 166,700,767 shares issued and outstanding.

Allen V. Ambrose, Minera Andes’ President, who is an appropriately qualified person as define by National Instrument 43-101, has reviewed the information used in this news release.

This news is submitted by Allen V. Ambrose, President and Director of Minera Andes Inc.

For further information, please contact: Art Johnson at the Spokane office, or Krister A. Kottmeier, investor relations – Canada, at the Vancouver office. Visit our Web site: www.minandes.com.

Spokane Office	Vancouver Office
111 East Magnesium Road; Ste. A	911-470 Granville Street
Spokane, WA 99208 USA	Vancouver, B.C. V6C 1V5
Phone: (509) 921-7322	Phone: (604) 689-7017; 877-689-7018
E-mail: info@minandes.com	E-mail: ircanada@minandes.com

Caution Concerning Forward-Looking Statements:

This press release contains certain “forward-looking statements”, including, but not limited to, the statements regarding the Company’s strategic plans, evolution of mineral resources and reserves, work programs, development plans and exploration budgets at the Company’s San José Project. The forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks. In addition, Minera Andes’ joint venture partner, Hochschild Mining plc., does not accept responsibility for the use of project data or the adequacy or accuracy of this release.

Cautionary Note to U.S. Investors:

The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits with “mineral reserves” that a company can economically and legally extract or produce. We use certain terms in this press release, such as “mineral resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINERA ANDES INC.

By:	/s/ Allen V. Ambrose
Allen V. Ambrose, President

Dated: July 3, 2007